

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 26, 2009

Frank S. Sklarsky
Chief Financial Officer and Executive Vice President
Eastman Kodak Company
343 State Street
Rochester, New York 14650

> **Re: Eastman Kodak Company**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-00087**

Dear Mr. Sklarsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis…

Overview, page 24

1.   In future filings, please expand the overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those

presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, we note your discussion concerning restructuring costs and workforce rationalization on page 47; an outline of such plans by management would be appropriate in this section. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Critical Accounting Policies and Estimates, page 25

Valuation of Long-Lived Assets, including Goodwill…, page 25

2.   Please tell us and in future filings identify your reporting units and disclose how the reporting units were identified under the guidance from SFAS 142. Please also disclose how you allocate goodwill to the reporting units and whether there have been any changes in the number of reporting units or the manner in which goodwill is allocated. In that regard, in future filings please describe how the realignment of the Kodak operating model and change in reporting structure that was effective on January 1, 2008 actually impacted the allocation of goodwill to reporting units.

3.   You disclose that "reasonable changes" in the assumptions used to determine the fair values of reporting units in the CDG and FPEG operating segments and one of the two reporting units in the GCG operating segment would not have resulted in goodwill impairments in any of those reporting units. In future filings please provide a more specific description of the sensitivity analysis performed. In that regard, clarify what you consider to be "reasonable changes" in assumptions, include a quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably possible changes.

4.   Your disclose that both "income and market approaches" are used to estimate fair value of reporting units. While we see disclosure about how you apply the discounted cash flow method, we do not see similar discussion of the market approach(s) applied. In future filings please provide a description of the market approach(s) applied in estimating the fair value of reporting units. As it appears that multiple approaches are used to value reporting units, include sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, the weighting of each method, and why management selected these methods as being the most meaningful in preparing your goodwill analysis.

5.   We see that the majority of the carrying amount of goodwill is allocated to the FPEG segment. Considering the continuing declines in revenues from these operations and your disclose that the weak economy has accelerated the decline in

the Film Capture and Traditional Photofinishing business, in future filings please disclose why management believes the carrying amount of goodwill allocated to this segment is recoverable. Please provide reasonably specific disclosure about the business, operational and cash flow factors that form the bases for your belief.

Results of Operations – Continuing Operations, page 33

6.   Under Gross Profit, you indicate that upon completion of an analysis of the expected declines in the traditional film and paper businesses in the first quarter of 2008 you extended the useful lives of certain fixed assets used in those businesses. Please tell us and in future filings disclose the factors leading you to conclude that the assets will continue to be used in those businesses for a longer period than previously anticipated. Your response and disclosure should address the business and operational factors that form the basis for your conclusion about the useful lives.

7.   As related matter, you disclose that the weak economy has accelerated the decline of the Film Capture and Traditional Photofinishing businesses. Please tell us how you considered the accelerated decline in these businesses in evaluating whether useful lives assigned to the property and equipment allocated to these businesses continue to be appropriate.

Financial Statements

Note 10. Commitments and Contingencies, page 82

Other Commitments and Contingencies, page 84

8.   With respect to the litigation related to indirect and other taxes in Brazil, please tell us why you believe your disclosure is complete under paragraphs 9 and 10 of SFAS 5. Please also clarify the nature of the indirect and other taxes subject to the disputes. Alternatively, if the contingency relates to income taxes accounted for and disclosed under FIN 48, please clarify.

9.   We also note that you recorded a contingency accrual of approximately $20 million related to employment litigation matters in the fourth quarter of 2008. In future filings please clarify the nature of the employment litigation matters. Please also tell us how your disclosure is complete under paragraph 10 of SFAS 5. In that regard, please clarify whether there is exposure in excess of the amount accrued and explain why you should not disclose the amount of any reasonably possible additional exposure. Refer also to paragraph 39 of SFAS 5.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or myself at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Peggy Fisher, Assistant Director, at (202) 551-3800 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer